CUSIP NO. N01045108	13D	Page 1 of 26

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Affimed N.V.

(Name of Issuer)

Common shares, par value €0.01 per share

(Title of Class of Securities)

N01045108

(CUSIP Number)

Sonja Frech

c/o aeris CAPITAL AG

8808 Pfäffikon SZ

Switzerland

+41 55 511 12 31

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. N01045108	13D	Page 2 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SGR Sagittarius Holding AG (“SGR”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

5,334,397 shares, except that AGUTH Holding GmbH (“AGUTH”), the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Dr. h.c. Klaus Tschira (“Tschira”), the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

5,334,397 shares, except that AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,334,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	22.2%
14	TYPE OF REPORTING PERSON	CO

* Includes 353,887 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 3 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) AGUTH Holding GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole beneficial owner of SGR, may be deemed to have sole power to vote these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. AGUTH, the sole owner of SGR, may be deemed to have sole power to dispose of these shares, and Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	24.6%
14	TYPE OF REPORTING PERSON	CO

* Includes 43,164 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

CUSIP NO. N01045108	13D	Page 4 of 26

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. h.c. Klaus Tschira
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to vote these shares.

	8	SHARED VOTING POWER 0
	9

SOLE DISPOSITIVE POWER

5,889,209 shares, of which 554,812 shares are owned directly by AGUTH and 5,334,397 shares are owned directly by SGR. Tschira, the sole director and sole beneficial owner of AGUTH, may be deemed to have sole power to dispose of these shares.*

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,889,209
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	24.6%
14	TYPE OF REPORTING PERSON	IN

* Includes 397,051 shares pledged pursuant to the Carve-Out Agreements described in Item 6.

Statement on Schedule 13D

ITEM 1.	SECURITY AND ISSUER.

The class of securities to which this Statement relates is the common shares, nominal value €0.01 per share (the “Common Shares”) of Affimed N.V. (formerly Affimed Therapeutics B.V.) (the “Issuer”), a Dutch public company with limited liability (naamloze vennootschap), whose principal executive offices are located at Technologiepark, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)           The persons and entities filing this Schedule 13D are SGR Sagittarius Holding AG, AGUTH Holding GmbH and Dr. h.c. Klaus Tschira. AGUTH, the sole owner of SGR, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AGUTH and SGR. Tschira, the sole director and sole owner of AGUTH, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by AGUTH and SGR.

(b)           The address for SGR is Brügglistrasse 2, 8852 Altendorf, Switzerland. The address for AGUTH is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany. The address for Tschira is Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany

(c)           The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of SGR and AGUTH is to make investments in private and public companies. Tschira is the director and owner of AGUTH.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           SGR is a company incorporated under the laws of Switzerland and was formerly known as aeris Holding AG (change of name occurred on September 29, 2008). AGUTH is a company incorporated under the laws of Germany. Tschira is a German citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 20, 2003, AGUTH entered into an investment agreement pursuant to which AGUTH acquired from the issuer an aggregate 9’047 Series B preferred shares for a purchase price of € 110,5 per share or € 1’000’000 in the aggregate. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares were converted into 9’047 Series A preferred shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 9’047 Series D preferred shares.

On July 24, 2003, AGUTH entered into an agreement with SHS Gesellschaft für Management und Sanierung in Sachsen mbH & Co. KG (”SHS”), incorporated under the laws of Germany, pursuant to which SHS transferred 4’002 Series B preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares were converted into 4’002 Series A preferred shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 4’002 Series D preferred shares.

On November 11, 2003, pursuant to the agreement from July 24, 2003, SHS transferred 1’285 Series B preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares were converted into 1’285 Series A preferred shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 1’285 Series D preferred shares.

CUSIP NO. N01045108	13D	Page 6 of 26

On January 21, 2004, pursuant to the agreement from July 24, 2003, SHS transferred 900 Series B preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares were converted into 900 Series A preferred shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 900 Series D preferred shares.

On April 8, 2004, pursuant to the agreement from July 24, 2003, SHS transferred 1’500 Series B preferred shares and 3’077 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares were converted into 1’500 Series A preferred shares and were converted into 3’077 Common Shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 1’500 Series D preferred shares.

On April 21, 2004, AGUTH entered into an agreement with Prof. Melvyn Little “(LITTLE”), pursuant to which LITLLE transferred 4’383 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 4’383 Common Shares.

On April 21, 2004, AGUTH entered into an agreement with Deutsches Krebsforschungszentrum (“DKFZ”), pursuant to which DKFZ transferred 114 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 114 Common Shares.

On April 21, 2004, AGUTH entered into an agreement with Robert Gertis (“GERTIS”), pursuant to which GERTIS transferred 87 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 87 Common Shares.

On July 27, 2004, AGUTH entered into an agreement with LITTLE, pursuant to which LITLLE transferred 2’252 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 2’252 Common Shares.

On September 09, 2004, pursuant to the agreement from July 24, 2003, SHS transferred 112 Series B preferred shares and 2’240 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series B preferred shares and Series A preferred shares were converted into 112 Series A preferred shares and 2’240 Common Shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 112 Series D preferred shares.

On September 09, 2004, AGUTH entered into an agreement with GERTIS, pursuant to which GERTIS transferred 45 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 45 Common Shares.

On September 29, 2004, AGUTH entered into an agreement with DKFZ, pursuant to which DKFZ transferred 59 Series A preferred shares to AGUTH. As a result of the new Series B financing agreement from March 27, 2007, such Series A preferred shares were converted into 59 Common Shares.

On April 15, 2005, AGUTH entered into a loan agreement with the Issuer pursuant to which AGUTH provided the Issuer with a loan in the amount of € 500’000 at 6% interest per annum.

On July 8, 2005, AGUTH entered into an investment agreement pursuant to which AGUTH acquired from the Issuer an aggregate 10’500 Series C preferred shares for a purchase price of € 142,86 per share or € 1’500’000 in the aggregate including the conversion of the loan from April 15, 2015 in the amount of € 500’000 including accrued interest. As a result of the new Series B financing agreement of March 27, 2007, such Series C preferred shares were converted into 10’500 Series A preferred shares. As a result of the Series D financing agreement from September 24, 2012, such Series A preferred shares were converted into 10’500 Series D preferred shares.

On August 23, 2006, AGUTH entered into a convertible loan agreement with the Issuer pursuant to which AGUTH provided the Issuer with a loan in the amount of € 750’000 at 18% interest per annum.

On December 12, 2006, AGUTH increased the amount of the August 23, 2006 loan by € 400’000 at 18% interest per annum for a total loan principal of € 1’150’000.

CUSIP NO. N01045108	13D	Page 7 of 26

On February 28, 2007, AGUTH further increased the amount of the August 23, 2006 loan by € 300’000 at 18% interest per annum for a total loan principal of € 1’450’000.

On March 27, 2007, AGUTH transferred its rights and obligations under the August 23, 2006 loan, to SGR. At that time, the total outstanding principal was € 1’450’000 incl. accrued interest.

On March 27, 2007, SGR entered into an investment agreement pursuant to which SGR acquired from the issuer an aggregate 291’393 new Series B preferred shares for a purchase price of € 30.89 per share or € 9’000’000 in the aggregate, including the conversion of the August 23, 2006 loan in the amount of € 1’450’000 and accrued interest in the amount of € 71’650. As a result of the Series D financing agreement from September 24, 2012, such new Series B preferred shares were converted into 291’393 Series D preferred shares.

On March 27, 2007, AGUTH entered into an investment agreement pursuant to which AGUTH subscribed for 33’946 Series A preferred shares pursuant to the weighted average anti-dilution provision in the investment agreement entered into on July 8, 2005. In the March 27, 2007 agreement LITTLE transferred 5’000 Common Shares to AGUTH and AGUTH transferred 5’000 Series A preferred shares to SHS. As a result of the Series D financing agreement from September 24, 2012, such 28’946 Series A preferred shares were converted into 28’946 Series D preferred shares.

On April 8, 2010, SGR entered into an investment agreement pursuant to which SGR subscribed for 145’695 Series C preferred shares for a purchase price of € 30.89 per share or € 4’500’000. As a result of the Series D financing agreement from September 24, 2012, such Series C preferred shares were converted into 97’130 Series D preferred shares.

On March 7, 2012, SGR entered into a convertible loan agreement with other shareholders and the Issuer pursuant to which SGR’s pro rata share of the loan provided to the Issuer was € 1’335’000 at 8% interest per annum.

On September 24, 2012, SGR entered into an investment agreement pursuant to which SGR subscribed for 110’628 Series D preferred shares for a purchase price of € 30.89 or € 3’416’872 in the aggregate, including the conversion of the March 7, 2012 loan in the amount of € 1’335’000 including accrued interest in the amount of € 43’500.

On June 28, 2013, SGR entered into a convertible loan agreement with other shareholders and the Issuer pursuant to which SGR’s pro rata share of the loan provided to the Issuer was € 1’933’421 at 2% interest per annum (“June 2013 Loan”).

On June 24, 2014, SGR entered into an investment agreement pursuant to which SGR acquired from the Issuer an aggregate 30’433 Series E preferred shares which was paid in part by converting the June 2013 Loan including accrued interest and in part by cash consideration of  € 926’599 equaling a per share price of € 95.19.  Upon the closing of the Issuer’s initial public offering, such Series E preferred shares and in total 547’717 Series D preferred shares automatically converted into 4’548’682 Common Shares.

Upon the closing of the Issuer’s initial public offering, AGUTH automatically converted in total 17’257 common shares and in total 56’292 Series D preferred shares into 554’812 Common Shares.

SGR purchased 785,715 Common Shares at $7.00 per share in the Issuer’s initial public offering, paying $5,500,005 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Shares and/or retain and/or sell all or a portion of the Common Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Shares held by the Reporting Persons to their respective shareholders. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Shares, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments.

CUSIP NO. N01045108	13D	Page 8 of 26

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)           Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 23,984,168 Common Shares outstanding immediately after the Issuer’s initial public offering. In addition, each of SGR and AGUTH, together with Prof. Dr. Melvyn Little, Deutsches Krebsforschungszentrum, KfW, tbg Technologie-Beteiligungs-Gesellschaft mbH, BioMed Invest I Ltd., OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, Novo Nordisk A/S and LSP III Omni Investment Coöperatief U.A. (collectively, the “Selling Shareholders”) previously entered into agreements substantially in the form attached hereto as Exhibit B (the “Carve-Out Agreements”) with the Issuer’s managing directors and certain of the Issuer’s supervisory directors and consultants (the “Beneficiaries”), as described in Item 6 below.

(c)           Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Shares of the Issuer during the past 60 days.

(d)           Under certain circumstances set forth in the operating agreements of the Reporting Persons, the shareholders of each such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a shareholder.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Issuer is party to a registration rights agreement among OrbiMed Associates III, LP, OrbiMed Private Investments III, LP, SGR, BioMed Invest I Ltd. and LSP III Omni Investment Coöperatief U.A. and Novo Nordisk A/S dated September 17, 2014 (the “Registration Rights Agreement”) which grants these shareholders customary registration rights for the resale of the Common Shares held by them. The Registration Rights Agreement is more fully described in the Issuer’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on June 27, 2014 (“Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, certain of the Reporting Persons and certain other investors entered into a shareholders agreement regarding certain matters. Such shareholders agreement automatically terminated upon the closing of the Issuer’s initial public offering. Such shareholders agreement is more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, certain of the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of Jefferies LLC and Leerink Partners LLC. Such lock-up agreement is more fully described in the Prospectus and incorporated herein by reference.

CUSIP NO. N01045108	13D	Page 9 of 26

The Carve-Out Agreements grant each Beneficiary the right to receive a payment equal to a certain percentage of the fair value of the Issuer contingent upon the occurrence of a defined event, including an initial public offering. Following the expiration of applicable lock up agreements, it is expected that (i) the Carve-Out Agreements will be satisfied through a transfer to the Beneficiaries of an amount of Common Shares in the aggregate amount of 1,243,568 Common Shares, equal to 7.78% of the Common Shares owned by the Selling Shareholders subsequent to the consummation of the Issuer’s corporate reorganization and immediately prior to the consummation of the Issuer’s initial public offering, and that (ii) a portion of these Common Shares will be sold pursuant to Rule 144 to satisfy withholding taxes triggered by the transfer and delivered to the Beneficiaries with the net amount of Common Shares to which each Beneficiary is entitled to receive pursuant to his or her individual Carve-Out Agreement. The Carve-Out Agreements are more fully described in the Prospectus and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Form of Carve-Out Agreement.
EXHIBIT C	Form of Registration Rights Agreement. Such form is incorporated herein by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1, filed with the SEC on June 27, 2014.
EXHIBIT D	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on June 27, 2014.

CUSIP NO. N01045108	13D	Page 10 of 26

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 2014

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Uwe Feuersenger

Name:	Sonja Frech, Uwe Feuersenger

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Dr. h.c. Klaus Erwin Tschira

Name:	Dr. h.c. Klaus Erwin Tschira

Title:	Director

/s/ Dr. h.c. Klaus Erwin Tschira
Dr. h.c. Klaus Erwin Tschira

CUSIP NO. N01045108	13D	Page 11 of 26

EXHIBIT INDEX

Exhibit	Description

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Form of Carve-Out Agreement.
EXHIBIT C	Form of Registration Rights Agreement. Such form is incorporated herein by reference to Exhibit 4.1 to the Issuer’s Registration Statement on Form F-1, filed with the SEC on June 27, 2014.
EXHIBIT D	Form of Lock-Up Agreement. Such form is incorporated herein by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form F-1 filed with the SEC on June 27, 2014.

CUSIP NO. N01045108	13D	Page 12 of 26

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Shares of Affimed N.V. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date:  September 22, 2014

SGR Sagittarius Holding AG

By:	/s/ Sonja Frech, /s/ Uwe Feuersenger

Name:	Sonja Frech, Uwe Feuersenger

Title:	Directors

AGUTH Holding GmbH

By:	/s/ Dr. h.c. Klaus Erwin Tschira

Name:	Dr. h.c. Klaus Erwin Tschira

Title:	Director

/s/ Dr. h.c. Klaus Erwin Tschira
Dr. h.c. Klaus Erwin Tschira

CUSIP NO. N01045108	13D	Page 13 of 26

exhibit B

Carve Out Agreement

by and between

1.	Prof. Dr. Melvyn Little, Immenseeweg 17, 25826 St. Peter-Ording, Germany
2.	Deutsches Krebsforschungszentrum, Im Neuenheimer Feld 280, 69120 Heidelberg, Germany
3.	AGUTH Holding GmbH, Schloß-Wolfsbrunnenweg 33, 69118 Heidelberg, Germany
4.	KfW, Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany
5.	tbg Technologie-Beteiligungs-Gesellschaft mbH, Ludwig-Erhard-Platz 1-3, 53179 Bonn, Germany
6.	SGR Sagittarius Holding AG, Poststrasse 30, 6301 Zug, Switzerland
7.	BioMed Invest I Ltd., Suite 7, Provident House, Havilland Street, St. Peter Port, Guernsey, GY1 2QE, Channel Islands
8.	OrbiMed Associates III, LP, 601 Lexington Avenue, 54th Floor, New York, NY 10022, USA
9.	OrbiMed Private Investments III, LP, 601 Lexington Avenue, 54th Floor, New York, NY 10022, USA
10.	LSP III Omni Investment Coöperatief U.A., Johannes Vermeerplein 9, 1071 DV Amsterdam, The Netherlands
11.	Novo Nordisk A/S, Novo Allé, 2880 Bagsværd, Denmark

and

12.	________________, ________________, ________________

- hereinafter referred to as the "Beneficiary" -

and

13.	Affimed Therapeutics AG, Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

- as a further party with respect to § 3 and § 8 (1) below -

The parties named under 1. to 11. above are hereinafter collectively referred to as the "Shareholders" and each individually as a "Shareholder". The parties named under 1. to 13. above are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

CUSIP NO. N01045108	13D	Page 14 of 26

Preamble

The Shareholders are the sole shareholders of Affimed Therapeutics AG with its registered seat in Heidelberg, Germany, registered with the Commercial Register of the Mannheim Local Court under no. HRB 336536 (the "Company"). The Beneficiary is a [member of the Management/Supervisory Board/consultant] of the Company.

The objective of the Shareholders is the further growth of the Company and the increase of the long-term value of the Company in order to complete an exit of their participation in the Company by way of a trade sale, asset deal, merger, reverse take-over or public offering in due course. In order to achieve such exit and to maximize the proceeds of such exit, the Shareholders intend to grant the Beneficiary a participation in their proceeds of such exit.

NOW, THEREFORE, the Parties hereby agree as follows.

§ 1

Carve Out

(1)	Upon the respective Payment Date (as defined below) of the first Transaction (as defined below) after the date hereof, the Beneficiary shall be entitled to a payment claim against the Shareholders gross (brutto) (the "Carve Out") calculated in accordance with the following equation:

Carve Out = V x P x Net Proceeds

A "Transaction" shall be (i) a firmly underwritten public offering of shares of common stock of the Company or a holding company of the Company on a regulated market (the "IPO"), (ii) a sale of at least 50 % of all (current and future) shares of the Company in a single transaction or in a series of related transactions other than a re-domiciliation of the Company (the "Trade Sale"), (iii) a sale (also by way of exclusive licenses) of at least 50 % of all assets (including intellectual property rights) of the Company (calculated at fair market values) or of one of the lead programmes AFM11 or AFM13 (the "Asset Deal"), (iv) a merger, consolidation or acquisition, or any other event involving the Company, pursuant to which the shareholders of the Company will have less than 50.1 % of the voting power of the acquiring company or pursuant to which the Company is not the surviving entity (the "Merger"), (v) a reverse take-over (the "RTO") or (vi) the liquidation (Liquidation) of the Company (the "Liquidation").

"V" shall be equal to a number between 0 and 1 depending on the percentage of the Carve Out which has vested at the Trigger Date (as defined below) in accordance with § 1 (2) below, whereby V shall be equal to 0 if 0 % of the Carve Out has so vested at the Trigger Date, V shall be equal to 1 if 100 % of the Carve Out has so vested at the Trigger Date and, if more than 0 % but less than 100 % of the Carve Out has so vested at the Trigger Date, V shall increase on a linear basis from 0 (at 0 % vested at the Trigger Date) to 1 (at 100 % vested at the Trigger Date).

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The "Trigger Date" shall be the date of the Consummation (as defined below) of the first Transaction after the date hereof.

The "Consummation" shall be (i) in case of an IPO: the closing date of the IPO, (ii) in case of a Trade Sale or a Further Trade Sale (as defined below): the date on which the transfer of the relevant shares of the Company to the acquirer becomes effective, (iii) in case of an Asset Deal or a Further Asset Deal (as defined below): the date on which the transfer of the relevant assets to the acquirer becomes effective, (iv) in case of a Merger or a Further Merger (as defined below) or an RTO: the date on which the transfer of the relevant shares of the Company to the acquiring company or surviving entity becomes effective, and (v) in case of a Liquidation: the date on which the relevant grounds for liquidation pursuant to § 262 (1) of the German Stock Corporation Act (AktG) are fulfilled, and "Consummate" and "Consummated" shall be construed accordingly.

"P" shall be equal to ______ [insert total entitlement as a decimal number, e.g. 0.027 for Adi Hoess].

The "Net Proceeds" shall be equal to the Proceeds (as defined below) and, except in case of an IPO, minus the Transaction Costs (as defined below).

The "Proceeds" shall be (i) in case of an IPO: the Gross Rate (as defined below) multiplied by the total number of Individual Trust Shares (as defined below) sold by the Trustee (as defined below) at the respective Payment Date, (ii) in case of a Trade Sale: the total purchase price received by the shareholders of the Company as consideration for the relevant shares of the Company in such Trade Sale, (iii) in case of an Asset Deal: the total distributions received by the shareholders of the Company on their shares of the Company following the Asset Deal, (iv) in case of a Merger or RTO: the total number of shares of the acquiring company or surviving entity received by the shareholders of the Company as consideration for their shares of the Company in such Merger or RTO, and (v) in case of a Liquidation: the cash proceeds resulting from the Liquidation (Liquidationserlös) remaining after satisfaction of all liabilities of the Company, in each case (i) to (v) after deduction of VAT, if any, subject to § 1 (6) below.

The "Transaction Costs" shall be the transaction costs and expenses of the respective Transaction or Further Exit (as defined below), as the case may be, incurred by the shareholders of the Company (including, without limitation, fees and expenses of financial advisors, lawyers, tax advisors, accountants and/or any other advisors or deal facilitators).

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(2)	___ % of the Carve Out granted hereunder have vested immediately upon the conclusion of this Carve Out Agreement. ___ % of the Carve Out granted hereunder shall be subject to the time-based vesting under (a) below. ___ % of the Carve Out granted hereunder shall be subject to the milestone-based vesting under (b) below.

(a)	___ % of the Carve Out granted hereunder (the "Time-based Carve Out") shall vest over a total period of time of _____ months/years beginning on ____________ ___, 20___, whereby ___ % of the Time-based Carve Out shall vest after the expiry of ____________ ___, 20___, a further ___ % of the Time-based Carve Out shall vest after the expiry of ____________ ___, 20___ and the remaining ___ % of the Time-based Carve Out shall vest after the expiry of ____________ ___, 20___.

If the Beneficiary leaves (Ausscheiden) his service or employment relationship with the Company for any reason whatsoever, then the percentage of the Time-based Carve Out which has not vested under the preceding sentence as of the time of leaving shall lapse immediately and without compensation. For the purposes of this Carve Out Agreement, except where mandatory statutory provisions require otherwise, the Beneficiary shall be deemed to have left his service or employment relationship with the Company, when the working capacity of the Beneficiary is no longer available to the Company for any reason whatsoever (for example (early) retirement, permanent disability, death, release from service or employment after notice to terminate).

If either (i) the Beneficiary has not left (as defined above) his service or employment relationship with the Company for any reason whatsoever prior to the Consummation of the first Transaction after the date hereof or (ii) the Company terminates the service or employment relationship of the Beneficiary without cause (ohne wichtigen Grund) for which the Beneficiary is responsible after the Relevant Date (as defined below), then the preceding provisions of this § 1 (2) (a) shall no longer apply with the result that 100 % of the Time-based Carve Out shall vest immediately upon the Consummation of such Transaction.

The "Relevant Date" shall be (i) in case of an IPO or Liquidation: the date which is three months prior to the Consummation of the Transaction in question, and (ii) in case of a Trade Sale, Asset Deal, Merger or RTO: the later of (aa) the date which is three months prior to the date of the signing of the Transaction in question and (bb) the date of the first submission to the shareholders of the Company or the Company, as applicable, of a term sheet, letter of intent or comparable document on the basis of which the Transaction in question is subsequently signed.

(b)	___ % of the Carve Out granted hereunder (the "Milestone-based Carve Out") shall vest, and shall only vest, if either (i) the Beneficiary has not left (as defined above) his service or employment relationship with the Company for any reason whatsoever prior to the Consummation of the first Transaction after the date hereof or (ii) the Company terminates the service or employment relationship of the Beneficiary without cause for which the Beneficiary is responsible after the Relevant Date, in which case 100 % of the Milestone-based Carve Out shall vest immediately upon the Consummation of such Transaction.

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If the Beneficiary leaves his service or employment relationship with the Company for a new service or employment relationship with the Company or any of its affiliated companies, then the above provisions of this § 1 (2) shall not apply with regard to such leaving but only with regard to the leaving (as defined above) of the new service or employment relationship with the Company or its affiliated company.

(3)	The Carve Out shall be paid by the Shareholders in accordance with the following provisions as partial debtors (Teilschuldner) under exclusion of any joint and several liability (unter Ausschluss jeglicher gesamtschuldnerischer Haftung) in proportion to (i) in case of an IPO: the number of shares of the Company or its holding company held by them immediately prior to the Consummation of the IPO (but excluding, for the avoidance of doubt, any shares purchased in the course of the IPO) inter se, and (ii) in case of a Trade Sale, Asset Deal, Merger, RTO or Liquidation (collectively the "Exit") or Further Exit: the total Net Proceeds of such Exit or Further Exit received by the respective Shareholder in relation to the total Net Proceeds of such Exit or Further Exit received by all Shareholders in the aggregate.

(4)	Upon the Consummation of the IPO, each of the Shareholders shall deposit with one common trustee designated jointly by all of the Shareholders (the "Trustee") such number of shares of the Company or its holding company as is equal to V x P multiplied by the total number of shares of the Company or its holding company held by the respective Shareholder immediately prior to the Consummation of the IPO (but excluding, for the avoidance of doubt, any shares purchased in the course of the IPO) (the "Individual Trust Shares"), whereby the Trustee shall hold the Individual Trust Shares for the time being on behalf and for the benefit of the respective Shareholder. The Beneficiary is aware that the Shareholders have granted a participation in their proceeds of an exit also to several other persons (the "Other Beneficiaries"). As a result, the Trustee will not only hold in trust the Individual Trust Shares, but also further shares of the Company or its holding company with respect to the claims of the Other Beneficiaries (the Individual Trust Shares and such further shares of the Company or its holding company held in trust by the Trustee collectively the "Trust Shares").

As soon as practicable after the later of the End of Lock-up (as defined below) and January 2, 2015, and in any event prior to March 15, 2016, the Trustee shall sell, in strict compliance with the safe harbor regulations of Rule 144 under the US Securities Act of 1933, as amended, and/or any other applicable safe harbor regulations, and in strict compliance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and applicable blue sky laws and insider trading regulations, such portion of the Trust Shares – in one or more tranches – as is necessary to cover any and all taxes, social security contributions and other charges as per § 3 below accruing in connection with the grant of the entitlements and/or payments to the Beneficiary and the grant of the entitlements and/or payments to all Other Beneficiaries (whereby the total number of Trust Shares sold by the Trustee at any Payment Date (as defined below) shall be allocated among the Beneficiary and the Other Beneficiaries in relation to the result of their respective V x P or P, as applicable, (each as defined in § 1 (1) above) multiplied by their respective Tax Rate (as defined below)). The Beneficiary shall provide the Trustee with a confirmation by either the accounts department of the Company or a tax advisor as to which total rate (as a percentage, e.g. 45%) of taxes, social security contributions and other charges as per § 3 below accrues in connection with the grant of the Carve Out hereunder and/or payments to the Beneficiary hereunder (the "Tax Rate"); provided, however, that for as long as the Trustee has not received such confirmation, the Tax Rate shall be deemed to be 50%. Any date at which the Trustee sells Trust Shares in accordance with the preceding provisions the "Payment Date".

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The "End of Lock-up" shall be the date following the expiration of the lock-up agreement entered into between the underwriters and, inter alia, each of the Shareholders, in connection with the IPO.

In case of an IPO, the Carve Out shall come into existence (entstehen) under the condition precedent (aufschiebende Bedingung) of the occurrence of, and shall be paid to the Beneficiary at, the respective Payment Date in such a way that the Trustee shall (i) forward the sale proceeds generated at the respective Payment Date and allocated to the Beneficiary in accordance with the preceding provisions to the Company (in order to enable the Company to pay such taxes, social security contributions and other charges through the local payroll tax), to the relevant tax and other authorities or to the Beneficiary, as applicable, and (ii) instruct the Company or its holding company, as applicable, to transfer on its books such number of Individual Trust Shares to the name of the Beneficiary as is equal to the Net Proceeds at the respective Payment Date less the total number of Individual Trust Shares sold by the Trustee at the respective Payment Date. The payments and transfers under (i) and (ii) of the preceding sentence shall be in full discharge of the obligations of the respective Shareholder hereunder at the respective Payment Date.

The "Gross Rate" shall be equal to 100 % divided by the Tax Rate.

No interest shall be paid with respect to any payment hereunder.

(5)	In case of an Exit or Further Exit, the Carve Out shall come into existence under the condition precedent that, and shall be paid to the Beneficiary 20 Bank Working Days after, the shareholders of the Company have actually received the Net Proceeds of the Exit or Further Exit; provided, however, that to the extent that the Net Proceeds of the Exit or Further Exit consist of shares in companies listed on a stock exchange which are subject to any applicable waiting periods, lock-up periods and similar restrictions, the Carve Out shall come into existence under the condition precedent that, and shall be paid to the Beneficiary 20 Bank Working Days after, the shareholders of the Company have actually received the Net Proceeds of the Exit or Further Exit and any applicable waiting periods, lock-up periods and similar restrictions have expired (the "Payment Date"). If the shareholders of the Company receive the Net Proceeds of the Exit or Further Exit in several tranches and/or such Proceeds are contingent upon conditions and/or deferred and/or paid into an escrow account, then the Carve Out shall come into existence under the condition precedent that, and shall be paid to the Beneficiary only if and 20 Bank Working Days after, the shareholders of the Company themselves have actually received the respective tranche of such Proceeds or such Proceeds contingent upon conditions or such deferred Proceeds or such Proceeds paid into an escrow account and, to the extent that such Proceeds consist of shares in companies listed on a stock exchange, after any applicable waiting periods, lock-up periods and similar restrictions have expired (the "Payment Date").

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Payments shall be made after legal deductions for taxes, social security contributions and other charges as per § 3 below, to a bank account to be named by the Beneficiary. No interest shall be paid with respect to any payment hereunder.

If and to the extent that the Proceeds of an Exit or Further Exit do not consist of cash, but rather of a consideration in kind (e.g. shares), the Beneficiary shall receive the Carve Out in such consideration in kind and (in case of a mixed consideration, e.g. cash and shares) in the same ratio as the shareholders of the Company, whereby § 4 below shall apply; provided, however, that to the extent that the Proceeds consist of shares in companies listed on a stock exchange, the Carve Out shall come into existence under the condition precedent that, and shall be paid to the Beneficiary 20 Bank Working Days after, any applicable waiting periods, lock-up periods and similar restrictions have expired; provided further that the respective Shareholder shall be entitled to substitute any such consideration in kind by a corresponding payment in cash to the Beneficiary, and provided further that the Beneficiary shall in any event receive the Carve Out in cash to the extent required to satisfy any and all taxes, social security contributions and other charges as per § 3 below accruing in connection with the grant of the Carve Out hereunder and/or payments to the Beneficiary hereunder.

With respect to the amount of any substituting payment in cash under the preceding provisions as well as in all other cases in which the value of a consideration in kind of an Exit or Further Exit is relevant: (i) to the extent that the consideration in kind consists of shares in companies listed on a stock exchange, the share price fixed at the stock exchange at the time and date the transfer to the shareholders of the Company takes effect and any applicable waiting periods, lock-up periods and similar restrictions have expired shall be decisive, and (ii) in all other cases, the fair market value of such consideration in kind at the time and date of the Consummation of the Exit or Further Exit, as the case may be, shall be decisive, which shall be determined with binding effect on the Shareholders and the Beneficiary by the Company's auditors.

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(6)	The rights of the Beneficiary hereunder are a one-time benefit, which shall be fulfilled and exhausted upon the Consummation of the first Transaction after the date hereof, regardless of the actual entitlement of the Beneficiary to receive a Carve Out upon the Consummation of such Transaction or actual receipt of payments hereunder, subject to the following provisions of this § 1 (6).

In the event that the first Transaction Consummated after the date hereof is a Trade Sale in which not all shares of the Company are included, then upon the Payment Date of any subsequent sale of shares of the Company not included in the Trade Sale (the "Further Trade Sale") and not included in any preceding Further Trade Sale, the Beneficiary shall be entitled to a further Carve Out calculated in accordance with the equation in § 1 (1) above and to be paid in accordance with § 1 (3) to (5) above, whereby in this case the "Proceeds" shall be the total purchase price received by the shareholders of the Company as consideration for the relevant shares of the Company in such Further Trade Sale, after deduction of VAT, if any.

In the event that the first Transaction Consummated after the date hereof is an Asset Deal in which not all assets of the Company are included, then upon the Payment Date of any subsequent sale (also by way of exclusive licenses) of assets of the Company not included in the Asset Deal (the "Further Asset Deal") and not included in any preceding Further Asset Deal, the Beneficiary shall be entitled to a further Carve Out calculated in accordance with the equation in § 1 (1) above and to be paid in accordance with § 1 (3) to (5) above, whereby in this case the "Proceeds" shall be the total distributions received by the shareholders of the Company on their shares of the Company following the Further Asset Deal, after deduction of VAT, if any.

In the event that the first Transaction Consummated after the date hereof is a Merger in which not all shares of the Company are included, then upon the Payment Date of any subsequent merger, consolidation or acquisition, or any other event involving the Company, and relating to shares of the Company not included in the Merger (the "Further Merger"; the Further Trade Sale, the Further Asset Deal and the Further Merger each the "Further Exit") and not included in any preceding Further Merger, the Beneficiary shall be entitled to a further Carve Out calculated in accordance with the equation in § 1 (1) above and to be paid in accordance with § 1 (3) to (5) above, whereby in this case the "Proceeds" shall be the total number of shares of the acquiring company or surviving entity received by the shareholders of the Company as consideration for their shares of the Company in such Further Merger, after deduction of VAT, if any.

(7)	The rights of the Beneficiary hereunder do not constitute shares or other equity instruments of the Company and do not grant the right to subscribe for or otherwise receive shares or other equity instruments of the Company, and thus do not entitle the Beneficiary, whether as of the date hereof, upon the occurrence of a Transaction or Further Exit or otherwise, to any shareholder rights, including, without limitation, voting rights, information rights, dividend entitlement or rights on liquidation. The rights hereunder shall entitle the Beneficiary only to a payment claim, if any, against the Shareholders upon the Payment Date of a Transaction and possibly a Further Exit, subject to the terms and conditions set forth herein.

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(8)	The rights of the Beneficiary hereunder shall lapse immediately and without compensation in the event of the opening of insolvency proceedings over the assets of the Beneficiary or the refusal of the opening of such proceedings for lack of assets or in the event that the rights of the Beneficiary hereunder are attached by one of the creditors of the Beneficiary or execution in the rights of the Beneficiary hereunder otherwise takes place and the execution measure is not lifted before the realization of the rights of the Beneficiary hereunder or within three months, whichever is earlier.

(9)	The rights of the Beneficiary hereunder shall lapse immediately and without compensation in the event that no Transaction is Consummated on or before the tenth anniversary of the date of the conclusion of this Carve Out Agreement.

§ 2

No Obligation to Consummate a Transaction or Further Exit

The Beneficiary expressly acknowledges and agrees that it is in the sole and free discretion of the Company and/or the shareholders of the Company whether to enter into a Transaction and/or a Further Exit and/or to Consummate a Transaction and/or a Further Exit without any liability hereunder. The Beneficiary further expressly acknowledges and agrees that it is in the sole and free discretion of the Company and/or the shareholders of the Company whether to agree to a consideration for the relevant shares or assets of the Company in cash and/or in kind and to agree to any amount of consideration without any liability hereunder. If the Consummation of a Transaction and/or a Further Exit does not occur or, in case of an Asset Deal and/or a Further Asset Deal, the purchase price received by the Company is not distributed to the shareholders of the Company, this Carve Out Agreement shall not be interpreted to grant or confirm any claim of the Beneficiary that the Beneficiary would not have had if this Carve Out Agreement were not entered into.

§ 3

Taxes, Social Security Contributions and other Charges

All federal, state, local, domestic and foreign taxes and other charges, including (without limitation) wage tax, church tax, solidarity surcharge, VAT, social security taxes and contributions, pension, unemployment, health and care insurance and similar obligations and any interest or penalty thereon, accruing in connection with the grant of the Carve Out hereunder and/or payments to the Beneficiary hereunder shall be borne by the Beneficiary. The Beneficiary shall reimburse the shareholders of the Company and the Company and its affiliated companies for any taxes and other charges described above accruing in connection with the grant of the Carve Out hereunder and/or payments to the Beneficiary hereunder. The shareholders of the Company and the Company and its affiliated companies shall have the right to notify the relevant tax and other authorities about the grant of the Carve Out hereunder and/or any payments to the Beneficiary hereunder, including any related amounts, if in their respective determination they are required to do so, and to withhold from the Beneficiary's salary and/or any payments to the Beneficiary hereunder such taxes and other charges as shall be due in connection with the grant of the Carve Out hereunder and/or any payments to the Beneficiary hereunder and to forward such amounts to the relevant tax and other authorities. Any such taxes and other charges not covered by the amount withheld shall be paid directly by the Beneficiary, and the shareholders of the Company and the Company and its affiliated companies shall be indemnified and held harmless by the Beneficiary from and against any corresponding claims, demands, actions and proceedings, including reasonable attorneys', accountants' and other fees and expenses incurred by them. Upon request, the Beneficiary shall certify to the Company and its affiliated companies that he has met his obligation to pay taxes and other charges.

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§ 4

Accession to Investment and Shareholders' Agreements; Lock-up

(1)	The Beneficiary expressly acknowledges and agrees that upon demand of the Shareholders, the Beneficiary shall become a party to the investment and shareholders' agreements by and between the shareholders of the Company and/or of the acquiring company or surviving entity of a Merger and, if applicable, the Company and/or such acquiring company or surviving entity following the issuance of shares of the Company or this acquiring company or surviving entity to the Beneficiary hereunder, which may provide for transfer restrictions, voting agreements as well as preference payments of the holders of preferred shares, inter alia.

(2)	The Beneficiary expressly acknowledges and agrees that he shall agree to and comply with the waiting periods, lock-up periods and similar restrictions in case of a swap or contribution of shares or assets of the Company to, or a merger, consolidation or acquisition, or any other event involving the Company, with, a company listed on a stock exchange, regarding all shares and/or option rights issued or to be issued or transferred or to be transferred to the Beneficiary in the course of such transaction, which are required on the specific market segment or by the underwriting banks, and also to perform any actions, give any declarations and accept any obligations which are necessary or appropriate for such transaction.

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§ 5

Transferability; Inheritance

(1)	The rights of the Beneficiary hereunder are not transferable. In the same way, other disposals of the rights of the Beneficiary hereunder as well as entering into any obligation to dispose of the rights of the Beneficiary hereunder, in particular, without limitation, the grant of sub-participations or the establishment of trusts, the entering into short positions by passing on the rights of the Beneficiary hereunder to third parties as well as similar position-closing transactions which commercially result in a disposal of the rights of the Beneficiary hereunder, are also not permitted. In case of a breach of the preceding provisions, the rights of the Beneficiary hereunder shall lapse immediately and without compensation. In exceptional cases, the Shareholders shall be entitled in their sole and free discretion to approve of a disposal of the rights of the Beneficiary hereunder.

(2)	The rights of the Beneficiary hereunder are freely inheritable to the extent vested in accordance with the terms and provisions of this Carve Out Agreement at the time of the death of the Beneficiary. The heirs shall also be subject to the terms and provisions of this Carve Out Agreement. The heirs shall be obliged to notify their position as heirs to the Shareholders and to legitimize their claim pursuant to § 35 German Land Register Code (GBO). If the rights of the Beneficiary hereunder are jointly owned by a community of heirs (Erbengemeinschaft) or a community of legatees (Vermächtnisnehmer), they shall be obliged to jointly exercise their rights hereunder and to authorize a joint representative for this purpose. If the Beneficiary should die and the prerequisites for the inheritance of the rights of the Beneficiary hereunder under sentence 1 above are not fulfilled, this Carve Out Agreement and the rights of the Beneficiary hereunder shall lapse immediately and without compensation.

§ 6

Reservation of Optional Nature; No Employment Obligation

(1)	The grant of the rights hereunder is made on a voluntary basis and with the reservation of its optional nature, and shall not create any continuous business practice (keine betriebliche Übung) and thus shall not create any legal entitlement to the grant of further rights (or other participations or bonuses) in the future even if rights (or other participations or bonuses) are granted repeatedly.

(2)	Nothing contained herein or in any other document related to the Carve Out shall imply or infer any right or entitlement on the part of the Beneficiary to any service or employment with the Company or its affiliated companies. Without limiting the generality of the foregoing, the Company's and its affiliated companies' right to terminate the service or employment relationship of the Beneficiary at any time for any reason or no reason in accordance with the applicable legal provisions shall not in any way be limited or restricted.

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§ 7

Transfer of Rights and Obligations

(1)	In case of a transfer of shares of the Company or its holding company, as applicable, the transferring Shareholder shall be entitled and obliged to transfer his rights and obligations under this Carve Out Agreement together with the shares of the Company or its holding company, as applicable, without requiring the consent of any of the other Parties, provided that such transfer of shares of the Company or its holding company, as applicable, occurs in accordance with the provisions of the Articles of Association of the Company or its holding company, as applicable, and the shareholders' agreement by and between the shareholders of the Company or its holding company, as applicable, and the Company or its holding company, as applicable, in effect from time to time. This § 7 (1) shall not apply in case of a transfer of shares of the Company to a holding company of the Company.

(2)	The Shareholders and the Beneficiary agree that each future shareholder of the Company or its holding company, as applicable, may become a party to this Carve Out Agreement prior to or concurrently with the acquisition of shares of the Company or its holding company, as applicable, with the rights and obligations of a Shareholder.

(3)	All Shareholders and the Beneficiary hereby declare their consent, and hereby offer, to an acquirer of shares of the Company or its holding company, as applicable, under § 7 (1) or (2) above to become a party to this Carve Out Agreement and, if applicable, to the transferor to cease to be a party to this Carve Out Agreement, in each case provided that such acquisition and, if applicable, transfer of shares of the Company or its holding company, as applicable, occurs in accordance with the provisions of § 7 (1) or (2) above. Each of the Shareholders waives the requirement that they are notified of such accession and, if applicable, leaving pursuant to § 151 sentence 1 of the German Civil Code (Verzicht auf den Zugang der Beitritts- und gegebenenfalls Austrittserklärung gemäß § 151 Satz 1 BGB), which shall become effective upon receipt by the Beneficiary of a corresponding instrument duly executed in writing by the acquirer and, if applicable, the transferor of shares of the Company or its holding company, as applicable.

§ 8

Final Provisions

(1)	This Carve Out Agreement supersedes all prior representations, arrangements, understandings and agreements between the Parties and each of them relating to the subject-matter thereof, and sets forth the entire, complete and exclusive agreement and understanding between the Parties and each of them relating to the subject-matter thereof. In particular, this Carve Out Agreement shall totally replace the Interim Grant Agreement dated ____________ by and between the Beneficiary and the Company which shall be of no further force or effect. The Beneficiary hereby irrevocably waives the 13,081 stock options granted to him under the Stock Option Equity Incentive Plan 2007 of the Company, as amended, and any and all rights out of or in connection with such stock options and its grant; such waiver is hereby accepted by the Company; the option agreement for the granting of such stock options is hereby terminated with immediate effect by mutual agreement, and the Beneficiary and the Company are in agreement that no further rights and obligations among the Beneficiary and the Company under or in connection with this option agreement, whether actual or contingent, exist.

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(2)	Should individual terms of this Carve Out Agreement be or become invalid or unenforceable or if this Carve Out Agreement contains gaps, this shall not affect the validity of the remaining terms of this Carve Out Agreement. In place of the invalid, unenforceable or missing term, such valid term which comes closest to what was intended according to the sense and purpose of the invalid, unenforceable or missing term shall be deemed to have been agreed. Should a term of this Carve Out Agreement be or become invalid because of the scope or time of performance for which it provides, then the scope or time of performance shall be amended to correspond to such scope or time of performance which comes closest within what is legally permissible.

(3)	Any amendments and additions to this Carve Out Agreement must be made in writing in order to be effective, to the extent that notarization is not required by applicable law. This shall also apply to a waiver of the written form requirement as well as to a waiver of any right or claim under or in connection with this Carve Out Agreement.

(4)	This Carve Out Agreement shall be governed by the laws of the Federal Republic of Germany without regard to the conflicts of laws provisions thereof. To the extent that such an agreement is legally valid, the courts at the registered seat of the Company shall have non-exclusive jurisdiction over this Carve Out Agreement.

(5)	The Beneficiary hereby confirms that he has carefully read and fully understands all of the provisions of this Carve Out Agreement, that he knowingly and voluntarily agrees to the terms and conditions of this Carve Out Agreement and that he has had the opportunity to review this Carve Out Agreement and to consult with an attorney, tax advisor and financial advisor regarding it. The Beneficiary further confirms that his employer has not made any recommendation in relation to the acceptance of the rights hereunder.

For the Shareholders:

_________________, __________________ Place, Date	_________________________________ (________________)

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For the Beneficiary:

_________________, __________________ Place, Date	_________________________________ (________________)

For the Company:

_________________, __________________ Place, Date	_________________________________ (________________)

_________________________________ (________________)